TLH Reckoning, Inc. (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended July 31, 2025 & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
TLH Reckoning, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of July 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 15, 2025

Vincenzo Mongio

Statement of Financial Position

	As of July 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	84,384	36,315
Other Receivable	600	-
Total Current Assets	84,984	36,315
Non-current Assets		
Equipment, net of Accumulated Depreciation	2,773	3,698
Right Of Use Asset	27,104	61,843
Total Non-Current Assets	29,877	65,541
TOTAL ASSETS	114,861	101,855
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	19,484	11,735
Accounts Payable - Related Party	26,526	28,218
Notes Payable - Related Party	276,624	92,000
Short Term Lease Liability	27,487	34,484
Deferred Revenue	86,522	10,863
Other Liability	-	2,417
Total Current Liabilities	436,643	179,717
Non-Current Liabilities		
Long Term Lease Liability	-	27,487
Total Non-Current Liabilities	-	27,487
TOTAL LIABILITIES	436,643	207,204
Commitments & Contingencies (Note 4)		
EQUITY		
Additional Paid in Capital	37,563	39,224
Accumulated Deficit	(359,345)	(144,573)
Total Equity	(321,782)	(105,349)
TOTAL LIABILITIES AND EQUITY	114,861	101,855

Statement of Operations

	Year Ended July 31,	
	2025	**2024**
Revenue	174,134	140,208
Cost of Revenue	129,631	139,200
Gross Profit	44,503	1,009
Operating Expenses		
Advertising and Marketing	11,439	10,218
General and Administrative	205,555	105,107
Rent and Lease	37,979	12,579
Depreciation	925	925
Total Operating Expenses	255,898	128,829
Operating Income (loss)	(211,395)	(127,821)
Other Income		
Interest Income	2,368	1,569
Total Other Income	2,368	1,569
Other Expense		
Interest Expense	5,744	1,826
Total Other Expense	5,744	1,826
Earnings Before Income Taxes	(214,772)	(128,078)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(214,772)	(128,078)

Statement of Changes in Shareholder Equity

	Class A Common Stock		APIC/ Member Capital	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	**$ Amount**			
Beginning Balance at 08/01/2023	-	-	6,008	(16,496)	(10,488)
Capital Contributions	-	-	36,742	-	36,742
Capital Distributions	-	-	(3,526)	-	(3,526)
Net Income (Loss)	-	-	-	(128,078)	(128,078)
Ending Balance 07/31/2024	-	-	39,224	(144,573)	(105,349)
Paid-in Capital	-	-	4,000	-	4,000
Distributions to Shareholder	-	-	(5,662)	-	(5,662)
Issuance of Common Stock Subsequent to Incorporation into C-Corporation	65,000	-	-	-	-
Net Income (Loss)	-	-	-	(214,772)	(214,772)
Ending Balance 07/31/2025	65,000	-	37,563	(359,345)	(321,782)

Statement of Cash Flows

	Year Ended July 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(214,772)	(128,078)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	925	925
Accounts Payable	7,749	3,631
Accounts Payable - Related Party	(1,692)	24,124
Operating Lease Liability	255	128
Deferred Revenue	75,659	4,485
Other	(3,017)	2,417
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	79,880	35,709
Net Cash provided by (used in) Operating Activities	(134,892)	(92,368)
INVESTING ACTIVITIES		
Equipment	-	(4,623)
Net Cash provided by (used by) Investing Activities	-	(4,623)
FINANCING ACTIVITIES		
Proceeds from Notes Payables - Related Party	184,624	92,000
Contributions from Shareholder/Member	4,000	36,742
Distributions to Shareholder/Member	(5,662)	(3,526)
Net Cash provided by (used in) Financing Activities	182,962	125,217
Cash at the beginning of period	36,315	8,088
Net Cash increase (decrease) for period	48,069	28,226
Cash at end of period	84,384	36,315

TLH Reckoning, Inc.
Notes to the Unaudited Financial Statements
July 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

TLH Reckoning, Inc ("the Company") was originally formed on April 24th, 2023 as a Florida LLC and converted to a C-Corp in Florida on October 17, 2024. The Company is the first-of-its-kind women's pre-professional soccer club breaking institutional and geographic barriers. The Company aims to become a leading world-renowned player development center in women's soccer. The Company's headquarters are in Tallahassee, Florida. The Company predominantly has fans and sponsors residing in Tallahassee, but they can also span beyond the local limits. The Company fielded two pre-professional teams during the 2025 season with players from all across the country, world, as well as local to Tallahassee. The Company will conduct a crowdfunding campaign via the WeFunder platform to raise capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on July 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from youth player participation fees. The player participation fees go towards covering costs of operating an Academy program for them. The Company's primary performance obligation is to provide access to and training within the Academy program throughout the designated training year. Revenue from player participation fees is recognized ratably over the training period as the services are provided. The Company recognized deferred revenue of $86,522 and $10,863 as of July 31st, 2025 and 2024, respectively, related to deposits received for training periods subsequent to the fiscal year end.

Ticket Sales and Sponsorship revolve around the pre-professional season and take place from March through July — these months align with when the schedule is released and when the games are played. The Company's primary performance obligation is to provide access to home matches and to deliver agreed-upon promotional and branding benefits to sponsors over the duration of the season. Revenue from ticket sales is recognized when each game occurs, while sponsorship revenue is recognized over the term of the sponsorship agreement as benefits are delivered.

Camps and Clinics take place throughout the year. They are not yet a viable source of consistent revenue as the Company is still creating market awareness. Revenue sometimes occurs monthly but has an uptick when summer camps are hosted in June. The Company's primary performance obligation is to deliver soccer instruction and training sessions during the scheduled camp or clinic period. Revenue from camps and clinics is recognized when the related session takes place.

Merchandise is currently a very small revenue stream and nothing significant or consistent to report. The Company's primary performance obligation is to transfer control of the purchased product to the customer at the point of sale. Revenue from merchandise sales is recognized at the time the customer obtains control of the goods.

Below approximates the total revenue generated from various revenue streams.

Fiscal Year	Participation Fees	Ticket Sales and Sponsorships	Camps and Clinics	Merchandise & Other	Total
2025	119,326	41,564	11,909	1,335	174,134
2024	60,784	62,524	1,503	15,398	140,208

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for July 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 7/31/25
Equipment	5	4,623	(1,850)	-	2,773
Grand Total	**-**	**4,623**	**(1,850)**	**-**	**2,773**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of July 31st, 2025.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

An entity owned and founded by a related party has helped with expenses and services to ensure the Company has a successful start. The monetary and service contributions have been given in good faith, with no interest or maturity date, in exchange for sponsorship elements. The balance of the payable was $26,526 as of July 31st, 2025.

A related party has loaned the entity funds totaling $276,624 as of July 31st, 2025. The loan does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases

The Company entered into a two-year operating lease agreement for office space located in Tallahassee, Florida, commencing May 1, 2024, with annual base rent of approximately $36,000 and $37,000 for years one and two, respectively. Subsequent to July 31st, 2025, the Company terminated the lease and have not entered into any new leases.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below were the weighted average interest rates and future minimum lease payments as of July 31st, 2025.

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Jul-25
Operating lease expense	45,863
Total	45,863

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	45,480
ROU assets obtained in exchange for new operating lease liabilities	70,290
Weighted-average remaining lease term in years for operating leases	0.75
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	Operating
2026-07	27,900
2027-07	-
2028-07	-
2029-07	-
2030-07	-
Thereafter	-
Total undiscounted cash flows	27,900
Less: present value discount	(413)
Total lease liabilities	27,487

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loan.

Debt Principal Maturities 5 Years Subsequent to July 31st, 2025

Fiscal Year	Amount
2026	$276,624
2027	-
2028	-
2029	-
2030	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 65,000 Class A common shares with a par value of $0.0001 per share. 65,000 shares were issued and outstanding as of July 31st, 2025.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 35,000 Class B common shares with a par value of $0.0001 per share. No shares were issued and outstanding as of July 31st, 2025. Non-Voting.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 15, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.